ParkerVision Reports Second Quarter 2017 Results

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., August 14, 2017 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and six months ended June 30, 2017.

Second Quarter 2017 Summary and Recent Developments

•	New Products

o	Launched brand awareness campaign for Milo – a distributed Wi-Fi system for consumers and small offices.

o	Pre-orders of Milo products begin on August 16th at www.milowifi.com. Initial offering will include a 3-unit Milo system priced at $189 and a 2-unit Milo system priced at $129.

o	Introduced the PV6870 – a Wi-Fi complete system-on-chip product. Developer kit and samples of the 13mm x 13mm package now available.

•	Licensing & Patent Enforcement

o	Infringement case against Qualcomm and Apple in the middle district of Florida reopened in May 2017. Markman hearing scheduled for January 2018.

o	Infringement case against LG moved from middle district of Florida to district of New Jersey in July 2017.

o	German infringement cases against LG and Apple for Qualcomm chip-based devices awaiting a validity decision from Federal Patent Court in Munich.

o	German Infringement case against Apple for Intel-based devices scheduled as a single hearing case in November 2017.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We made tremendous progress this quarter with the development of new wireless connectivity choices for both consumers and small business users alike. We are very excited to launch our Milo Wi-Fi systems with pre-orders available through our new Web Store beginning August 16th and through Amazon shortly thereafter. With its enhanced Wi-Fi capability available at affordable price points, we believe Milo will have broad appeal to consumers and small office users, resulting in meaningful product revenue growth the balance of this year, particularly during the holiday season. We also announced the introduction of the PV6870, a highly integrated complete Wi-Fi system-on-chip that delivers a combination of flexibility and features at an attractive cost and small size. These new products serve as foundation for the future development and growth of our product strategy.”

Mr. Parker continued, “Our patent enforcement efforts are ongoing and we firmly believe that maintaining the course on these enforcement actions will ultimately result in valuable asset monetization for ParkerVision.”

Second Quarter and First Half Financial Results

•	GAAP net loss for the second quarter of 2017 was $3.7 million, or $0.21 per common share, compared to an $8.4 million GAAP net loss, or $0.72 per common share, for the second quarter of 2016.
•

Non-GAAP net loss for the second quarter of 2017, which excluded the effects of share-based compensation expense and changes in fair value of the contingent repayment obligation, was $3.2 million, or $0.18 per common share, compared to a non-GAAP net loss of $6.1 million, or $0.52 per common share, for the second quarter of 2016.   The $2.9 million decrease in non-GAAP net loss was primarily attributable to lower litigation expenses, partially offset by increases in marketing costs for the Company’s new products.

•	GAAP net loss for the first half of 2017 was $8.5 million, or $0.52 per common share, compared to a $13.5 million GAAP net loss, or $1.17 per common share, for the first half of 2016.
•

Non-GAAP net loss for the first half of 2017, which excluded the effects of share-based compensation expense and changes in fair value of the contingent repayment obligation, was $7.5 million, or $0.46 per common share, compared to a non-GAAP net loss of $11.1 million, or $0.96 per common share, for the second half of 2016.   The $3.6 million decline in non-GAAP net loss was primarily attributable to lower litigation expenses, partially offset by increases in product development and marketing costs.

•	At June 30, 2017, the Company has $2.9 million in cash, cash equivalents, restricted cash equivalents and available-for-sale securities.
•

On August 14, 2017, the Company entered into an At Market Issuance Sales Agreement with FBR Capital Markets & Co. for the sale of shares of the Company’s common stock, from time to time, up to an aggregate of approximately $4.4 million.

Conference Call

The Company will host a conference call and webcast on August 14, 2017 at 4:30 p.m. Eastern to review its second quarter 2017 financial results. The conference call will be accessible by telephone at 1-877-561-2750, conference ID#61067661, at least five minutes before the scheduled start time.  International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its radio-frequency (RF) technologies and products that enable advanced wireless solutions for current and next generation communications networks.  We have designed and developed a consumer distributed Wi-Fi product line that is being marketed under the brand name “Milo.” Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2016 and the Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Laurie Little
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc.		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights (in thousands)

(in thousands)
	June 30, 2017 Unaudited	December 31, 2016
Cash, cash equivalents and restricted cash equivalents	$852	$1,169
Available-for-sale securities	2,033	14
Prepaid and other current assets	1,722	686
Inventories	300	170
Property and equipment, net	285	269
Intangible and other assets, net	5,648	6,268
Total assets	10,840	8,576

Current liabilities	2,168	2,509
Long-term liabilities	14,021	14,186
Shareholders’ (deficit) equity	(5,349)	(8,119)
Total liabilities and shareholders’ (deficit) equity	$10,840	$8,576

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenue	$-	$4	$-	$64
Cost of sales	-	(3)	-	(41)
Gross margin	-	1	-	23

Research and development expenses	1,025	695	2,627	1,364
Selling, general and administrative expenses	2,699	5,379	6,058	9,832
Total operating expenses	3,724	6,074	8,685	11,196

Interest and other income (expense)	(3)	(11)	(18)	(24)
Change in fair value of contingent payment obligation	-	(2,284)	167	(2,307)
Total interest and other	(3)	(2,295)	149	(2,331)

Net loss	$(3,727)	$(8,368)	$(8,536)	$(13,504)

Basic and diluted net loss per common share	$(0.21)	$(0.72)	$(0.52)	$(1.17)

Weighted average shares outstanding	17,723	11,645	16,362	11,495

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net cash used in operating activities	$(3,784)	$(2,964)	$(7,880)	$(8,915)
Net cash provided by (used in) investing activities	2,738	422	(2,108)	1,480
Net cash provided by financing activities	(31)	1,960	9,671	13,898

Net increase in cash, cash equivalents & restricted cash equivalents	(1,077)	(582)	(317)	6,463

Cash, cash equivalents & restricted cash equivalents - beginning of period	1,929	7,220	1,169	175

Cash, cash equivalents & restricted cash equivalents - end of period	$852	$6,638	$852	$6,638

Non-GAAP Financial Measures that Supplement GAAP Measures

We use both generally accepted accounting principles (“GAAP”) and non-GAAP financial measures for assessing our operating performance.  The non-GAAP measures we use include Adjusted Net Loss and Adjusted Net Loss per Share.  These non-GAAP measures exclude the effect on net loss and net loss per share of (i) changes in fair value of our contingent payment obligation and (ii) share-based compensation expense.  We consider these non-GAAP measures to provide relevant supplemental information to assist investors in better understanding our operating results.  These non-GAAP measures should not be considered a substitute for, or superior to measures of financial performance prepared in accordance with GAAP.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures for the three and six months ended June  30, 2017 and 2016, respectively, follow:

Reconciliation of Net Loss to Adjusted Net Loss:
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net loss	$(3,727)	$(8,368)	$(8,536)	$(13,504)
Excluded items:
Share-based compensation	542	29	1,205	65
Change in fair value of contingent payment obligation	-	2,284	(167)	2,307
Adjusted net loss	$(3,185)	$(6,055)	$(7,498)	$(11,132)

Reconciliation of Net Loss per Common Share to Adjusted Net Loss per Common Share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Basic and diluted net loss per common share	$(0.21)	$(0.72)	$(0.52)	$(1.17)
Excluded items on a per share basis	0.03	0.20	0.06	0.21
Adjusted net loss per common share	$(0.18)	$(0.52)	$(0.46)	$(0.96)

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